SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS

June 11, 2007

VIA COURIER AND EDGAR

Re:	The Blackstone Group L.P.
Registration Statement on Form S-1
File No. 333-141504

Pamela Long, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549

Dear Ms. Long:

On behalf of The Blackstone Group L.P., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced Registration Statement relating to the offering of its common units representing limited partner interests, marked to show changes from Amendment No. 3 as filed on June 4, 2007.  The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letters, dated June 7, 2007 and June 8, 2007, regarding Amendment No. 3 to the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4 to the Registration Statement.  The responses and information described below are based upon information provided to us by Blackstone.

Letter, dated June 7, 2007

Organizational Structure, page 14

1.                                      Please reflect Blackstone Partners L.L.C in your organizational structure diagrams here and on page 74.

In response to the Staff’s comment, Blackstone has revised the organizational structure diagrams on pages 16 and 75 to reflect Blackstone Partners L.L.C.

Unaudited Pro Forma Financial Information

Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 87

2.                                      We note your response to prior comment 9.  In a similar manner to your response, please disclose why no amounts are reflected on your pro forma statement of financial condition related to the vested deferred restricted common units and unvested deferred cash settled equity awards.  Your disclosure should include that you will account for the deferred cash settled equity awards as a liability at each reporting date subsequent to the service inception, which is concurrent with the offering.

In response to the Staff’s comment, Blackstone has revised its disclosure on page 98 to explain why no amounts are reflected on the pro forma statement of financial condition related to the vested deferred restricted common units and unvested deferred cash settled equity awards.

3.                                      Please separately present the equity attributed to the general partners from the equity of the limited partners.  Please similarly revise your presentation on page 78 and also ensure your historical financial statements presented subsequent to the recapitalization and offering in future filings are similarly revised.  Please present the authorized and outstanding units for each ownership class on the face of your statement of financial condition.  The pro forma statements of income and your historical financial statements presented subsequent to the recapitalization and offering in future filings should also present separately on the face the aggregate amount of net income (loss) allocated to the general partners and the limited partners.  Refer to SAB Topic 4:F.

Blackstone advises the Staff that the Partners’ Capital balance for The Blackstone Group L.P. represents that of the limited partners of The Blackstone Group L.P.  The general partner of The Blackstone Group L.P. has a non-economic interest in The Blackstone Group L.P., as indicated on pages 16 and 75.

Notes to Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 88

4.                                      We note your response to prior comment 12.  Your disclosure throughout the filing including in note 2(e) to your pro forma statement of financial condition indicates that you will use $3.9 billion to purchase interests in your business from your existing owners.  In light of this, please disclose the difference between the $3.9 billion disclosed elsewhere and the $1.4 billion disclosed in note 2(g).  Please clearly disclose how you are arriving at the amount of the deferred tax asset of $1,016.1 million, including whether this amount is net of any valuation allowance.

In response to the Staff’s comment, Blackstone has revised its disclosure on pages 91 and 92.

Notes to Unaudited Condensed Consolidated Pro Forma Statement of Income, page 94

5.                                      We note your response to prior comment 16.  For note 2(k)(l), please provide additional clarity regarding the terms of the defined allocations to your senior managing directors.  For example, if there are established percentages of your earnings to be paid as compensation, please disclose the percentages or range of percentages.  In a similar manner, please provide additional information regarding the terms of the compensatory profit sharing arrangements discussed in notes 2(k)(3) and 2(1)(2).

In response to the Staff’s comment, Blackstone has clarified and expanded its disclosure on pages 97 and 98.

6.                                      For notes 2(k)(2) and 2(1)(1), please provide a further breakdown of these adjustment amounts by service periods.

In response to the Staff’s comment, Blackstone has revised its disclosure on pages 97 and 98 to provide a further breakdown of these adjustment amounts by service periods.

Letter, dated June 8, 2007

Exhibits

Exhibit 8.1 - Opinion of Simpson Thacher & Bartlett

We note your response to prior comment 30. Please note that counsel's tax opinion must be clearly identifiable and it must be clear that the opinion covers all material tax matters and consequences to shareholders as described in the filing. The opinion of Simpson Thacher is not clearly identifiable because your response letter indicates that the information under "Material U.S. Federal Tax Considerations" is not an opinion, although Exhibit 8.1 states that aspects of discussion are counsel's opinion. If you wish to file a short form opinion, the prospectus must be revised to clarify that the discussion constitutes counsel's opinion. Additionally, we are uncertain about the intended scope of the opinion because Exhibit 8.1 states that the discussion in the prospectus under the referenced subheading constitutes the opinion of Simpson Thacher "insofar as it purports to constitute a summary of matters of United States federal tax law and regulations or legal conclusions with respect thereto." The matters subject to the opinion should be clearly identified by counsel. Please revise the opinion and prospectus disclosure in response to this comment.

In response to the Staff's comment, Blackstone has filed a revised opinion as Exhibit 8.1 to the Registration Statement. In addition, Blackstone has revised the disclosure on page 241 to clarify that the discussion, to the extent that it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications therein, represents the opinion of Simpson Thacher & Bartlett LLP.

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Lesli Sheppard
Rufus Decker
Nudrat Salik

The Blackstone Group L.P.
Robert L. Friedman

Skadden, Arps, Slate, Meagher & Flom LLP
Phyllis G. Korff
Jennifer A. Bensch